Mail Stop 0407
							September 27, 2004




Julianne M. Biagini, Senior VP and CFO
Endwave Corporation
776 Palomar Avenue
Sunnyvale, California 94085


RE:	Endwave Coporation
	Form 8-K filed September 24, 2004
            File No. 0-31635


Dear Ms. Biagini :

       We have the following comments with regard to the above referenced filing. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Refer to Item 9(a)(b) disclosure in Form 10-K filed on 3/30/04 for the fiscal year ended December 31, 2003. We note that Item 304(a)(1)(v) of Regulation S-K requires you to provide the information regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination. Tell us why you have not have disclosed any internal control weaknesses as a reportable event in the Form 8-K, or revise the Form 8-K as necessary.

2. In detail, supplementally describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented
(or plan to implement) to correct each reportable event.

3. In addition, provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.



Julianne M. Biagini, Senior VP and CFO
Endwave Corporation
September 24, 2004
Page 2


 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.
The amendment requested in the first comment above should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by Exhibit 16 should cover the revised disclosures. Any questions regarding the above should be directed to me at (202) 824-5265, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,



							O. Nicole Holden
						            Staff Accountant


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